Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

June 6, 2018

Merger Integration Update: Difficult Decisions and Big Opportunities

To the Capella Team:

As summer begins, we’re just a couple of months away from the expected closing of our merger with Strayer Education Inc. Things are starting to feel very real at this point as we move from discussion to action, and as momentum builds. Although there is a lot to be excited about, it’s important to remember that this sense of “realness” is multidimensional. Not long ago, we announced merger-related job impacts, and I want to reiterate that as a leadership team we understand the reality of the situation for those who are impacted. We will continue to do our utmost to show sensitivity, respect, and support to our colleagues as they transition out of the organization. See below for more updates on this.

As always, if you have specific questions, send them to MergerQA@share.capella.edu. We’ll do our best to reach out to you directly or address them in a future merger integration update.

News and updates from the last four weeks

Decisions on impacted teams. In May, the functional leaders of impacted teams at Capella—Human Resources, Finance and Accounting, Legal, and Corporate Communications and Public Affairs—shared their new organizational structures with the CEC Leadership team (updated org charts will be available on Stella in the coming days). These team structures are the result of careful, collaborative planning by multiple stakeholders at Capella and Strayer, and we’re confident that they will put us in the best position for success going forward. We recognize that job impacts are difficult for those affected and for their coworkers and friends here at Capella.

Impacts on the IT team. As you may be aware, last week the IT team was informed about job impacts, both at Capella and Strayer. When the merger was announced in October, we indicated that Minneapolis would be the future headquarters for SEI IT and we did not expect a headcount reduction here. At that time, however, we didn’t have the level of insight and understanding that we do now. If we’d had that level of understanding, we would have communicated differently. We aren’t always going to accurately predict future state, and at times we will have to make adjustments as we learn more. That’s the nature of business, and it’s especially true in the markets we serve. We acknowledge that this decision is difficult and adversely impacts many of our valued colleagues.

Ultimately, these decisions were driven by some key objectives:

•	Maintaining a very significant investment in IT and technologies that shape the learner experience and academic quality

•	Finding a new “middle” approach for how we manage project capacity

•	Reconciling redundant systems and applications between the two companies

•	Achieving meaningful financial savings through integration

The IT function will still be headquartered in Minneapolis. As a reminder, no positions will be impacted until at least the date of the merger, which is not expected to take place until approximately 2 months from now. Also, many roles have end dates later in 2018 or even into 2019.

Karl McDonnell Town Hall meetings. Strayer CEO Karl McDonnell and the Strategic Education Inc. leadership team held two town-hall-style meetings in Minneapolis in May. Thanks to the 500+ people who attended in person or virtually. On behalf of the other leaders who participated, I want to thank you for the great questions and lively discussion. We covered a lot of things in those two sessions, but some key themes emerged:

•	Technology and innovation will be major drivers of the combined company’s success.

•	Both organizations will learn from each other.

•	We will need to be an even more agile organization to succeed in a market that is only going to get more competitive.

•	Capella and Strayer have different—but complementary—cultures, program offerings, learner populations, and areas of strength.

•	And as we’ve said all along, the success of our learners is paramount. This was echoed again and again in the town hall meetings: if we continue to do what’s best for our learners, other things will fall into place.

We’re planning more town hall meetings in the near future. Stay tuned!

What’s happening next?

•	Upcoming summit in June. With the merger integration planning largely complete, our focus now shifts to executing on the many tactical and logistical aspects of becoming a combined company on Day 1. Later this week, cross-functional leadership teams from Capella and Strayer will meet in Minneapolis to discuss how both universities can share best practices, deepen our relationships with employer partners, and better serve our learners and alumni.

•	Learning more about Strayer. In the upcoming weeks, we’ll post some video and other content on Stella to help you learn more about Strayer—the people, the work they do, and lots more.

Questions? Let us know.

Again, if you have specific questions about the integration, send them to MergerQA@share.capella.edu. We’re approaching the home stretch of our merger integration process. I want to thank everyone for staying focused on our mission and the day-to-day work of serving our learners.

Sincerely,

Steve Polacek

Chief Financial Officer

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to satisfy certain conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at http://www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 8, 2017. On January 19, 2018 at their respective special meetings, Strayer’s stockholders approved the issuance of Strayer common stock and the amendment and restatement of Strayer’s charter, each in connection with the merger, and Capella shareholders approved the Agreement and Plan of Merger, dated as of October 29, 2017, by and among Strayer, Capella and Sarg Sub Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.